OPEN ENERGY CORPORATION

514 Via de la Valle, Suite 200, Solana Beach, California 92075

October 29, 2008

VIA EDGAR & FED EX

Mr. Russell Mancuso, Branch Chief
Mr. Tom Jones, Examiner
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Re:	Open Energy Corporation
PRE 14A
Filed October 10, 2008
File No. 0-50450

Messrs. Mancuso and Jones:

Open Energy Corporation, a Nevada corporation (the “Company”), has filed through EDGAR, Amendment No. 1 (“Amendment No. 2”) to the above-referenced proxy statement (the “Proxy Statement”).  This letter sets forth the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated October 27, 2008 (the “Comment Letter”) with respect to the Proxy Statement.

We have reproduced below in bold font each of the Staff’s comments set forth in the Comment Letter.  Immediately following each such comment is the Company’s response in regular font.  The Company’s responses in this letter correspond to the numbers placed adjacent to the Staff’s comments in the Comment Letter.  The Company’s responses indicate whether Amendment No. 1 reflects a response to the Staff’s comments or the reasons why the Company believes a response is either inapplicable or inappropriate.

Enclosed with the version of this letter being delivered via Fed Ex are (i) three clean copies of Amendment No. 1; and (ii) three copies of Amendment No. 1 marked to show changes from the Proxy Statement filed on October 10, 2008.

General

1.

Please separate this proposal into two proposals: (1) to amend your articles of incorporation to increase the number of shares of authorized common stock and (2) to give holders of your Series B convertible notes voting rights.

RESPONSE: Amendment No. 1 has been revised accordingly.

2.

Please state clearly in this proposal the interest of your affiliates, including The Quercus Trust. If true, explain in this disclosure how, if shareholders approve this proposal, Quercus will be able to control the outcome of all matters submitted for shareholder approval in the future.

RESPONSE:  Amendment No. 1 has been revised accordingly.

3.

Please disclose the exercise price of the warrants that currently cannot be exercised because of the lack of authorized shares.

RESPONSE:  Amendment No. 1 has been revised accordingly.

4.	Please state clearly the effect of the split on your convertible notes, including the conversion price.

RESPONSE: Amendment No. 1 has been revised accordingly.

5.

Please provide the New Plan Benefits table required by Schedule 14A Item 10 (an with regard to all of the securities authorized to be issued under the plan if this proposal is approved. Also ensure that you state clearly the interest in this proposal of each person identified in Schedule 14A Item 5. Include the number of incentive options subject to shareholder approval granted to each such person, and the grant date and exercise price of those options

RESPONSE: Amendment No. 1 has been revised accordingly.

6.

Please disclose the natural person or persons who exercise the sole or share voting/or investment powers over the shares held by the entities identified in the table.

RESPONSE: Amendment No. 1 has been revised accordingly.

7.

Please disclose why Mr. creek was appointed to your board of directors and resigned on the same day.

RESPONSE: Amendment No. 1 has been revised accordingly.

* * *

The Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would very much appreciate the Staff’s prompt review of this response. Should you have any follow-up questions, please call me at 858.794.8800 x8829.

Sincerely,

/s/ Dalton W. Sprinkle

Dalton W. Sprinkle, Esq.
General Counsel & Senior Vice President

cc:	James A. Mercer, III, Esq.